EXHIBIT 4.6

EXECUTION ORIGINAL

                FIRST AMENDMENT OF CERTIFICATE OF VOTING POWERS,
             DESIGNATIONS, PREFERENCES, AND RELATIVE, PARTICIPATING,
                       OPTIONAL OR OTHER SPECIAL RIGHTS OF
                    1996 SERIES A CONVERTIBLE PREFERRED STOCK

         We, Gary C. Evans, President and Chief Executive Officer, and Morgan Johnston, Secretary, of Magnum Hunter Resources, Inc., formerly known as Magnum Petroleum, Inc. (the "Company"), a corporation organized and existing under the General Corporation Law of the State of Nevada, in accordance with the provisions of Section 78.195 of the Nevada Revised Statutes thereof, DO HEREBY
CERTIFY:

         WHEREAS, the Company executed that certain Certificate of Voting Powers, Designations, Preferences, and Relative, Participating, Optional or
Other Special Rights of Series A Convertible Preferred Stock dated as of December 6, 1996 (the "Certificate of Designations");

         WHEREAS, the Company issued one million (1,000,000) shares of preferred stock designated as 1996 Series A Convertible Preferred Stock pursuant to the Certificate of Designations;

         WHEREAS, pursuant to the authority conferred upon the Board of Directors by the Articles of Incorporation, as amended, of the Company, such Board of Directors, at a meeting of the Board of Directors held pursuant to the General Corporation Law of the State of Nevada, duly adopted a resolution providing for the amendment of the Certificate of Designations (this "Amendment"); and

         WHEREAS, the Company has received the consent of at least seventy percent (70%) of the holders of the 1996 Series A Convertible Preferred Stock to execute this Amendment.

         NOW THEREFORE, the Company does hereby amend the Certificate of Designations as follows:

         1. The clause (iv) (a) of definition of "Additional Shares of Nonpreferred Stock" heretofore providing "(a) in one or more underwritten public offerings after the Closing Date and on or before June 30, 1997 at a price per share less than the Conversion Price but not less than $4.00 and/or"' shall be amended to read as follows:

     (a) in one or more underwritten public offerings after the Closing Date and on or before December





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     31, 1997 at a price per share less than the  Conversion  Price but not less than $4 40 and/or

         2. Section 4.1 of the Certificate of Designations shall be amended by deleting the first sentence thereof and replacing it with the following:

         In the event that the Company has not received before December 31, 1997 net cash proceeds from the issuance and sale by the Company of Common Stock which (a) was not issued and outstanding on the Closing Date and
         (b) shall be issued and sold for cash consideration received by the Company including without limitation pursuant to the exercise of the IPO Warrants at a price of $5.50 per share or more but otherwise not upon the conversion of any debt, equity or other securities of the Company in an amount equal to or more than $15,000,000, the Company shall redeem annually on each of June 30, 2006, June 30, 2007 and June 30, 2008, 333,333 shares of the 1996 Seri es A Preferred Stock.

     3. Section 8.6 of the Certificate of Designations shall be amended by deleting it in its entirety and replacing it following:

                  8.6  Adjustment to  Conversion  Price on December 31, 1997. In
         the event that the Company has not received on or before December 31, 1997 at least 315,000,000 of net cash proceeds from the issuance and sale by the Company of common Stock which (a) was not issued and outstanding on the Closing Date and (b) shall be issued and sold for cash consideration received by the Company including without limitation pursuant to the exercise of the IPO Warrants at a price of $5.50 per share or more but otherwise not upon the conversion of any debt, equity or other securities of the Company, the Conversion Price in effect on December 31, 1997 shall be reduced to the lower of (i) $4.875 (as reduced or increased, for stock dividends, split-ups, mergers, recapitalizations, combinations, exchanges of shares or the like), or
         (ii) 125% of the lower of, as calculated on December 31, 1997, (A) the 10-Day Average Price or (B) the 60-Day Average Price.

     4. Section 8.7 of the Certificate of Designations shall be amended by deleting it in its entirety and replacing it with the following:







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                  8.7 Adjustment to Conversion  Price on January 1. 1998. In the
         event that the mean average price per share (the "1/1/98 Average Price") received by the company upon the issuance of Common Stock in connection with the public offerings described in clause (iv) of the definition of "Additional Shares of Nonpreferred Stock" shall be less than $4.70 (as reduced or increased, for stock dividends, split-up, mergers, recapitalizations, combinations, exchanges of shares or the like), then the Conversion Price in effect on January 1, 1998 shall be reduced (but not increased) to an amount equal to the product of the percentage set forth in the column entitled "Applicable Percentage" below opposite the applicable 1/l/98 Average Price multiplied by the 1/1/98 Average Price.

                  1/1/98 Average Price:                  Applicable Percentage:

                  $4.6999 to $4.60                               125%

                  $4.5999 to $4.50                               124%

                  $4.4999 to $4.40                               123%

                  Below $4.40                                    122%

         5. The Certificate of Designation shall remain in full force and effect as amended hereby and the Company hereby ratifies and affirms the Certificate of Designations as so amended.


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     IN WITNESS WHEREOF, MAGNUM HUNTER RESOURCES,  INC. has caused its corporate seal to be hereunto affixed and this Amendment to be signed by Gary C. Evans, its President and Morgan Johnston, its Secretary, this 30th day of April, 1997.


    /s/ Gary C. Evans
By:______________________
   Gary C. Evans
   President and Chief Executive Officer

   /s/ Morgan F. Johnston
By:_______________________
   Morgan Johnston
   Secretary


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COUNTY OF DALLAS   )
                   )
STATE OF TEXAS     )

Before me, the undersigned authority, personally appeared GARY C. EVANS, known to me to be the identical person who signed the name of the maker thereof to the within and foregoing instrument as President and Chief Executive Officer of Magnum Hunter Resources, Inc. and that he acknowledged to me that he executed the same as his free and voluntary act and deed and as the free and voluntary act and deed of said corporation, for the uses and purposes therein expressed.

Subscribed and sworn to before me on this 30th day of April. 1997.

MY COMMISSION EXPIRES:                               NOTARY PUBLIC

BRENDA M. YERIAN
NOTARY PUBLIC                                    /s/ Brenda M. Yerian
STATE OF TEXAS                                  _______________________________
My Comm. Exp. 3-9-99                             In and for the State of Texas


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